FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month April 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                      .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1	Intimation of change in VSNL’s Board of Directors –Resignation of Mr. Ratan Tata from the Board.

2	Press release dated April 11, 2005 regarding Mr. Subodh Bhargava’s appointment as Chairman of VSNL

3	Intimation regarding the deferral of the Demerger Scheme by the Board.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Amitabh A Khanna
Name:	Amitabh A Khanna
Title :	Chief Financial Officer

Date: April 11, 2005

EXHIBIT 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11344

11 April 2005

Sir,

Sub : Change in Company’s Directorate - Resignation of Mr. Tata as Chairman.

Pursuant to clause 30 of the listing agreement with Indian Stock Exchanges please be informed that Mr. Ratan Tata has stepped down as Chairman of the Board and resigned as a Director of VSNL. Mr. Subodh Bhargava has been appointed as the Chairman of the Board with effect from 11 April 2005.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1934.

VIDESH SANCHAR NIGAM LIMITED

Lokmanya Videsh Sanchar Bhavan, Kashinath Dhuru Marg, Prabhadevi, Mumbai – 400 028,

India. Board : +91-22- 56578765

Regd. Office : Videsh Sanchar Bhavan, M.G. Road, Mumbai – 400 001

Direct : +91-22-56591965    Fax: +91 22 56591962    e-mail : rishabh.aditya@vsnl.co.in

EXHIBIT 2

Mr.Subodh Bhargava takes over as Chairman of VSNL

Mumbai, April 11th, 2005: Mr.Ratan Tata today stepped down as the Chairman of Videsh Sanchar Nigam Limited (VSNL)

Mr. Tata cited the Tata Group’s expanding activities in India and overseas, and his additional responsibilities, inter alia in connection with the Investment Commission, as reasons for his decision. However, he clarified that he would continue to be involved with the co-ordination and integration of the Tata Group’s strategies and activities in the telecom space.

Mr. Tata proposed, and the Board accepted, Mr. Subodh Bhargava’s appointment as Chairman. Mr.Tata expressed the view that Mr. Subodh Bhargava, an Independent Director on the Board, would provide continuity to the governance of the company. Mr. Bhargava’s tenure on VSNL’s Board commenced as a Government nominated Independent Director on December 15th, 1998, prior to the disinvestment of the company.

The VSNL Board placed on record its deep appreciation for Mr. Tata’s personal contribution and leadership of the company, and accepted with gratitude his offer of continued support for the company’s growth plans.

Mr. Subodh Bhargava has been a past President of CII, and served as Group Chairman & CEO of the Eicher group until March 2000. He is presently associated with several boards as an Independent Director, and is currently Chairman of Wartsila India Limited.

For further information, pls contact Gaurav Wahi on 56568735/ 9223302179

###

About VSNL

Videsh Sanchar Nigam Limited, first telecom service provider in the world to get the prestigious TL 9000 certification, is India’s leading provider of International Telecommunications and Internet Services. As the country’s leader in International Long Distance services and with a strong pan-India National Long Distance presence, VSNL is the leader in the Corporate Data Market in the country today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. With established relations with over 80 carriers across the globe, VSNL today has a strong infrastructure base that covers multiple gateways, earth stations and submarine cable systems.

VSNL, a member of the world known Tata Group of Companies is now rapidly growing its retail & corporate presence under the Tata Indicom brand name through its products like high speed broadband, dial-up Internet, net telephony and calling cards, and has an internet subscriber base of over 8,00,000 subscribers. The Company also proposes to consolidate its presence in the Internet space by increasing its impetus on the Retail Broadband business. VSNL also offers a host of other valued added services that include Television / Video uplinking, Program transmission services, Frame relay services and Inmarsat services. The company has recently launched Bandwidth-on-Demand for its ILL customers which aims at meeting the short term urgent additional bandwidth requirements to almost double the capacity within a 48 hour timeframe, thereby enabling them to undertake and execute unforeseen new project opportunities within record time.

Forward-looking and cautionary statements:

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBIT 3

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11343

11 April 2005

Sir,

Sub : Demerger of Surplus Land

In continuation to our earlier letter No. HQ/CS/CL.24B/11330 dated 29 March 2005 whereby we had informed you of placing of a draft scheme of demerger at the Board Meeting of VSNL scheduled to be held on 11 April 2005.

2. It is now informed that the decision in this respect has been deferred by the Board in order to obtain further information and clarifications.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1934.

VIDESH SANCHAR NIGAM LIMITED

Lokmanya Videsh Sanchar Bhavan, Kashinath Dhuru Marg, Prabhadevi, Mumbai – 400 028,

India. Board : +91-22- 56578765

Regd. Office : Videsh Sanchar Bhavan, M.G. Road, Mumbai – 400 001

Direct : +91-22-56591965    Fax: +91 22 56591962    e-mail : rishabh.aditya@vsnl.co.in